                        INTENSIVA HEALTHCARE CORPORATION
                       7733 FORSYTH BOULEVARD, SUITE 800
                           ST. LOUIS, MISSOURI 63105

                               ----------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This information statement (the "Information Statement"), which is being mailed on or about November 17, 1998 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the anticipated designation by Select Medical of Mechanicsburg, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 9, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser. Terms not defined in this Information Statement shall have the meaning ascribed to them in the Merger Agreement.

  Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 17, 1998 to purchase all of the issued and outstanding shares (the "Shares") of Common Stock at a price of $9.625 per Share, net to the seller in cash, without interest, as described in Purchaser's Offer to Purchase dated November 17, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, December 15, 1998, unless extended (the "Expiration Date"). The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares beneficially owned by Parent (if any), constitutes at least ninety percent of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions set forth in the Offer to Purchase. Purchaser has reserved the right (subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Condition; provided that, without the prior written consent of the Company, Purchaser may not waive or reduce the Minimum Condition to less than two-thirds of the outstanding Shares on a fully diluted basis.

  The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as promptly as practicable after consummation of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be cancelled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under the Delaware General Corporation Law (the "Delaware Law")) will be converted into the right to receive cash in an amount of $9.625 per Share.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that concurrently with the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board to give Purchaser representation on the Board that equals the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares purchased by Purchaser in the Offer bears to the total number of outstanding Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

  Following the election of designees of Purchaser pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company (the "Independent Directors"), or if there is only one Independent Director, the concurrence of such Independent Director. The Company has agreed to use its best efforts to ensure that at least one Independent Director remain on the Board until the Effective Time.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the SEC as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on
Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of, and public and reference facilities maintained by, the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

  The Company has been informed that the Purchaser will obtain all funds required by Purchaser to consummate the purchase of Shares in the Offer and the Merger (currently estimated to be $130 million) from Parent in the form of capital contributions and/or advances. Parent has obtained commitments from certain of its existing stockholders to invest an amount of up to $130 million in debt and equity securities of Parent, which commitments are subject to, and will be funded at the time of, the acquisition by Parent or Purchaser of at least a 90% interest in the Company at a price per Share not to exceed $9.625 in cash in either a tender offer or merger. Parent plans to obtain a significant portion of the funds for such capital contributions or advances required to purchase the Shares from a portion of the aforementioned investment commitments by its existing shareholders and from borrowings under credit facilities that Parent will seek to obtain from commercial banks and other financing sources.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent are located at 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055 and that the principal offices of Purchaser are located at c/o Select Medical Corporation at 4718 Old Gettysburg, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information with respect to the beneficial ownership of shares of the Company's outstanding Common Stock as of November 9, 1998, by (i) each person known by the Company to be the beneficial owner of more than 5 percent of the outstanding shares of Common Stock, (ii) each director or executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                            SHARES BENEFICIALLY
                                                                   OWNED
                                                            --------------------
BENEFICIAL OWNER                                             NUMBER   PERCENT(1)
----------------                                            --------- ----------
Sierra Ventures(2).........................................   998,744    9.91%
 300 Sand Hill Road
 Building Four, Suite 210
 Menlo Park, California 94025
James B. Tananbaum, M.D.(3)................................ 1,021,369   10.13%
Schroder(4)................................................   580,994    5.76%
 c/o Collinson Howe & Lennox, L.L.C.
 1055 Washington Boulevard
 Stamford, Connecticut 06901
Jeffrey J. Collinson(5)....................................   601,017    5.96%
Three Arch(6)..............................................   833,281    8.27%
 2800 Sand Hill Road
 Suite 270
 Menlo Park, California 94025
Wilfred E. Jaeger, M.D.(7).................................   838,906    8.32%
Mayfield(8)................................................ 1,208,233   11.99%
 2800 Sand Hill Road
 Menlo Park, California 94025
David L. Steffy(9).........................................   479,712    4.76%
Michael R. Hogan (10)......................................    26,494     (15)
Phillip M. Nudelman(11)....................................    32,812     (15)
David W. Cross(12).........................................   300,587    2.98%
John R. Lewis(13)..........................................   346,087    3.43%
John P. Keefe(14)..........................................    87,659     (15)


All Directors and Executive Officers
 (9 persons)............................................... 3,734,643   36.56%

--------
 (1) Pursuant to rules of the SEC certain shares of Common Stock which a person has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be held and to be outstanding for the purpose of computing the percentage ownership of such person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Each beneficial owner's percentage ownership is based upon 10,078,838 shares of Common Stock issued and outstanding as of November 9, 1998.
 (2) Includes 960,319 shares held by Sierra Ventures IV, L.P. and 38,425 shares held by Sierra Ventures IV International, L.P. (collectively these entities are referred to as "Sierra Ventures"). James B. Tananbaum, M.D., a Director of the Company, shares voting and investment powers with respect to such shares. Dr. Tananbaum disclaims beneficial ownership of shares held by Sierra Ventures, except to the extent of his proportionate interest therein.

 (3) Includes 960,319 shares held by Sierra Ventures IV, L.P. and 38,425 shares held by Sierra Ventures IV International, L.P. James B. Tananbaum, M.D., a Director of the Company, shares voting and investment powers with respect to such shares. Dr. Tananbaum disclaims beneficial ownership of shares held by Sierra Ventures, except to the extent of his proportionate interest therein. Mr. Tananbaum holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned. Dr. Tananbaum also holds 2,000 shares in an IRA of which he is the beneficiary.
 (4) Includes 262,400 shares held by Schroders Incorporated, 254,874 shares held by Schroder Ventures Limited Partnership and 63,720 shares held by Schroder Ventures U.S. Trust (collectively these entities are referred to as "Schroder"). Jeffrey J. Collinson, a Director of the Company, shares voting and investment power with respect to such shares. Mr. Collinson disclaims beneficial ownership of shares held by the Schroder entities, except to the extent of his proportionate interest therein.
 (5) Includes 262,400 shares held by Schroders Incorporated, 254,874 shares held by Schroder Ventures Limited Partnership and 63,720 shares held by Schroder Ventures U.S. Trust. Jeffrey J. Collinson, a Director of the Company, shares voting and investment power with respect to such shares. Mr. Collinson disclaims beneficial ownership of shares held by the Schroder entities, except to the extent of his proportionate interest therein. Mr. Collinson holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned. Mr. Collinson also holds 5,948 shares in an IRA of which he is the beneficiary, and holds 1,117 shares through other entities controlled by him.
 (6) Includes 680,042 shares held by Three Arch Partners, L.P. and 153,239 shares held by Three Arch Associates, L.P. (collectively these entities are referred to as "Three Arch"). Wilfred E. Jaeger, M.D. shares voting and investment power with respect to such shares. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch, except to the extent of his proportionate interest therein. Messrs. Lewis and Steffy are limited partners of Three Arch Partners, L.P., but do not have voting or investment power with respect to such shares.
 (7) Includes 680,042 shares held by Three Arch Partners, L.P. and 153,239 shares held by Three Arch Associates, L.P. Wilfred E. Jaeger, M.D., a Director of the Company, shares voting and investment power with respect to such shares. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch, except to the extent of his proportionate interest therein. Dr. Jaeger holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
 (8) Includes 1,147,821 shares held by Mayfield VIII and 60,412 shares held by Mayfield Associates Fund II (collectively these entities are referred to as "Mayfield").
 (9) Mr. Steffy holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(10) Mr. Hogan holds options for 31,000 shares, of which 16,494 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(11) Dr. Nudelman holds options for 37,500 shares, of which 32,812 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(12) Amount includes 1,500 shares owned by Mr. Cross' spouse, 250 shares held by Mr. Cross as custodian for John David Cross, and 250 shares held by Mr. Cross as custodian for Kathleen Cross. Mr. Cross holds options for 33,000 shares, of which 19,800 are exercisable within 60 days of November 9, 1998 and are included in shares beneficially owned.
(13) Mr. Lewis holds options for 33,000 shares, of which 19,800 are exercisable within 60 days of November 9, 1998, and are included in the shares beneficially owned.
(14) Mr. Keefe holds options for 94,917 shares, of which 24,776 are exercisable within 60 days of November 9, 1998, and are included in the shares beneficially owned.
(15) Less than one percent.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE PURCHASER DESIGNEES

  Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director of the Company.

  None of the Purchaser Designees currently is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than December 15, 1998 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

  Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each Purchaser Designee. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Select Medical Corporation, 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055.

                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT; MATERIAL POSITIONS
    NAME AND ADDRESS                       HELD DURING THE PAST FIVE YEARS
    ----------------                       -------------------------------
Rocco A. Ortenzio....... Mr. Ortenzio co-founded Parent and has served as its Chairman and
                         Chief Executive Officer since February 1997. In 1986, he co-founded
                         Continental Medical Systems, Inc. ("CMS") and served as its
                         Chairman and Chief Executive Officer until July 1995, when it merged with Horizon Healthcare Corporation. He was a consultant to
                         Horizon/CMS Healthcare from 1995 to 1997. Mr. Ortenzio received a
                         B.S. from West Chester University in 1955 and graduated from the
                         University of Pennsylvania School of Physical Therapy in 1956. Mr.
                         Ortenzio serves as a Director of Quorum Health Group, Inc. and
                         PHICO Insurance Company. He also serves on the Board of Governors of the Pennsylvania State System of Higher Education (appointed by
                         Governor Ridge and confirmed by the Senate in 1996) and a Fund
                         Advisor to HLM Partners, Inc., a venture capital firm located in
                         Boston, Massachusetts. Mr. Ortenzio is the father of Robert A.
                         Ortenzio.

                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT; MATERIAL POSITIONS
    NAME AND ADDRESS                       HELD DURING THE PAST FIVE YEARS
    ----------------                       -------------------------------
Robert A. Ortenzio...... Mr. Ortenzio co-founded Parent and has served as its President and
                         Chief Operating Officer and as a Director since February 1997. He was an Executive Vice President and a Director of Horizon/CMS
                         Healthcare Corporation from July 1995 until July 1996. Mr. Ortenzio co-founded CMS and served as its President and Chief Executive
                         Officer from May 1989 and July 1995, respectively, until August
                         1996. He served as Chief Operating Officer of CMS from April 1988 to July 1995. Mr. Ortenzio received a B.A. from Gettysburg College in 1979 and a J.D. from Dickinson College of Law in 1982. Mr.
                         Ortenzio is also a Director of American Oncology Resources, Inc.,
                         Concentra Managed Care, Inc. and Centennial Healthcare Corporation.
                         Mr. Ortenzio is the son of Rocco A. Ortenzio.
Russell L. Carson....... Mr. Carson has served as a Director of Parent since February 1997.
                         Since 1979 he has been a general partner of Welsh, Carson, Anderson
                         & Stowe, an investment firm that specializes in the acquisition of companies in the information services and health care industries.
                         Mr. Carson serves on the Board of Directors of American Oncology
                         Resources, Inc., Quorum Health Group, Inc. and several private companies.
Bryan C. Cressey........ Mr. Cressey has served as a Director of Parent since February 1997.
                         For the past seventeen years he has also been a Principal of
                         Golder, Thoma, Cressey, Rauner, Inc., a private equity investment firm. Mr. Cressey received a J.D. and an M.B.A. degree from Harvard
                         University in 1976. He is also a director of Paging Network and
                         Cable Design Technologies.
Donald J. Edwards....... Mr. Edwards has served as a Director of Parent since February 1997,
                         Mr. Edwards joined Golder, Thoma, Cressey, Rauner, Inc. in August
                         1994 and became a Principal in April 1996. From September 1992 to
                         June 1994, he attended the Harvard Business School and received an
                         M.B.A. Prior to that time, Mr. Edwards served as an Associate with
                         Lazard Freres & Co.
Lawrence B. Sorrel...... Mr. Sorrel has served as a Director of Parent since July 1998.
                         Since June 1998 he has been general partner or managing member of the sole general partner of several investment funds affiliated with Welsh, Carson, Anderson & Stowe. Prior thereto, he was a
                         Managing Director of Morgan Stanley & Co. Incorporated where he was employed since 1986 as a senior executive in the firm's private equity investment business, where he served on the board of various portfolio companies as well as several different funds. He is also a director of Emmis Communications Corp. and several private companies.
LeRoy S. Zimmerman...... Mr. Zimmerman has served as a Director of Parent since October
                         1998. Since April 1989 he has been Chairman of the Board of
                         Directors of Eckert Seamans Cherin & Mellon, LLC, a law firm. From
                         1981 to 1989, Mr. Zimmerman was the Attorney General of the
                         Commonwealth of Pennsylvania. Prior to that, he was the District
                         Attorney of Dauphin County, Pennsylvania since 1965.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  The current directors and executive officers of the Company are:

      NAME                           AGE      POSITION(S) WITH THE COMPANY
      ----                           ---      ----------------------------
      David W. Cross................  51 President, Chief Executive Officer and
                                          Director
      John P. Keefe.................  50 Chief Financial Officer
      John R. Lewis.................  52 Executive Vice President and Chief
                                          Operating Officer
      Jeffrey J. Collinson..........  56 Director
      Wilfred E. Jaeger, M.D........  42 Director
      David L. Steffy...............  54 Director
      Phillip M. Nudelman, Ph.D.....  62 Director
      James B. Tanabaum, M.D........  34 Director
      Michael R. Hogan..............  44 Director

  CLASS I DIRECTORS. The terms of the Class I directors are scheduled to expire at the 2000 Annual Meeting of Stockholders. The Class I directors are:

Phillip M. Nudelman, Ph.D.

  Dr. Nudelman has served as a director of the Company since June 1996. Since 1991, Dr. Nudelman has served as Chairman and President of Kaiser/Group Health, a not-for-profit managed healthcare system with 10,000 employees that provides health care services to over 650,000 people. Dr. Nudelman joined Kaiser/Group Health in 1973, and has served in various senior level positions. Dr. Nudelman serves on the President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry, serves on the boards of SpaceLabs Medical, Inc., Advanced Technology Laboratories, Inc., Cell Therapeutics, Inc., and Cytran, Inc., and served on the White House Task Force on Healthcare Reform. He holds degrees in microbiology and pharmacy from the University of Washington and an M.B.A. and a Ph.D. in Health Systems Management from Pacific Western University.

James B. Tananbaum, M.D.

  Dr. Tananbaum has served as a director of the Company since December 1994. Since 1993, Dr. Tananbaum has served as a venture partner with Sierra Ventures, a leading venture capital firm. From 1991 to 1993, Dr. Tananbaum held various executive positions with Merck, Inc. From 1997 to present, Dr. Tananbaum has served as President and Chief Executive Officer of Advanced Medicine, Inc. Dr. Tananbaum is also a co-founder and Director of GelTex Pharmaceuticals, Inc., a biopolymer pharmaceutical company. Dr. Tananbaum is the founding Chairman of Orange Coast Managed Care Services, a physician practice management company in Southern California (acquired by FPA Medical Management, Inc.). Dr. Tananbaum also serves as a director of NovaMed Eyecare Management, Inc. Dr. Tananbaum holds a medical degree from Harvard Medical School, an M.B.A. from Harvard Business School, and a B.S.E.E. and B.S. from Yale University.

Michael R. Hogan

  Mr. Hogan was appointed as a director of the Company on May 23, 1997. Since January 1996, Mr. Hogan has served as Controller of Monsanto Company. Prior to joining Monsanto, Mr. Hogan served as an Executive Vice President of General American Life Insurance Company from 1986 until 1996.

  CLASS II DIRECTORS. The terms of the Class II directors are scheduled to expire at the 2001 Annual Meeting of Stockholders. The Class II directors are:

David W. Cross

  Mr. Cross is a founder of the Company and has served as President and Chief Executive Officer and as a director since the Company's inception in 1994. Prior to founding the Company, Mr. Cross was a founder, the President and Chief Executive Officer, and a Director of Advanced Rehabilitation Resources, Inc., serving in each of these capacities from 1990 to 1993. From 1987 to 1990, he was Senior Vice President of Business Development for RehabCare Group, Inc., a publicly traded rehabilitation care company, and in 1993 and 1994 served as Executive Vice President and Chief Development Officer of RehabCare Group, Inc. Mr. Cross currently serves on the Board of Directors of Odyssey HealthCare, Inc., a hospice health care company, and he is a Trustee and President of the Long Term Acute Care Hospital Association of America, a trade association. Mr. Cross holds a B.A. from the University of California at Fullerton.

Jeffrey J. Collinson

  Mr. Collinson has served as a director of the Company since December 1994. Since 1990, Mr. Collinson has served as President of Collinson Howe Venture Partners, Inc. (formerly named Schroder Venture Advisors, Inc.), a venture capital management firm, and from 1983 to 1990, was President of Schroder Venture Managers, Inc., a venture capital firm. Mr. Collinson is also a director of Incyte Pharmaceuticals, Inc., Neurogen Corporation, and Spare, Kaplan, Bischel & Associates.

  Class III Directors. The terms of the Class III directors are scheduled to expire at the 1999 Annual Meeting of Stockholders. The Class III directors are:

Wilfred E. Jaeger, M.D.

  Dr. Jaeger has served as a director of the Company since December 1994. Dr. Jaeger is a founding General Partner of the lead venture capital investor in the Company, Three Arch Partners, a venture capital firm that focuses exclusively on health care investments. Prior to founding Three Arch Partners in 1993, he was a partner at Schroder Venture Advisors, Inc. from 1992 to 1993. From 1991 to 1992, Dr. Jaeger was an Associate and then General Partner of The Phoenix Partners, a venture capital firm. Dr. Jaeger received his medical degree from the University of British Columbia in Vancouver, Canada. He practiced medicine for six years before earning an M.B.A. from Stanford University. Dr. Jaeger is also a director of Cell Therapeutics, Inc., Prolific Medical, Inc., Spinal Dynamics Corp., Transvascular, Inc., Uros Corporation, and Radiant Medical, Inc.

David L. Steffy

  Mr. Steffy is a founder of the Company and has served as a director since its inception in 1994. From 1985 to 1996, Mr. Steffy was Vice Chairman and a director of Community Health Systems, a company he co-founded. From 1979 to 1985, he held management positions and was a co-founder of Republic Health Corporation as well as a senior manager of Hospital Affiliates International. Until 1979, Mr. Steffy served as director, Hospital Administration of the Ohio State University. Mr. Steffy also serves as a director of Province Healthcare, Inc., Odyssey Healthcare, Inc., and Arcadian Healthcare Management, Inc.

  The executive officers of the Company are:

John R. Lewis

  Mr. Lewis is a founder of the Company and has served as Executive Vice President and Chief Operating Officer since its inception in 1994. Prior to joining the Company, Mr. Lewis was a co-founder of Advanced Rehabilitation Resources, Inc. and served as its Chief Operating Officer from 1990 to 1993. From 1984 until 1990, he served as the Chief Operating Officer of RehabCare Group, Inc. and in 1993 and 1994 served in various senior executive positions including Chief Operating Officer with RehabCare Group, Inc. Mr. Lewis holds and M.A. from Ohio University.

John P. Keefe

  Mr. Keefe has served as Chief Financial Officer for the Company since June 1995. From 1993 to 1995, Mr. Keefe served as northwestern Region Area Manager for Sons of Norway, a fraternal insurance company, and from 1988 to 1993, he served as Chief Financial Officer and Senior Vice President for Safecare Health Services, a hospital management company. From 1980 until 1988, he held senior level financial positions with American Medical International, a hospital management company. He also served as the Chief Financial Officer for the George Washington University Health Plan. Mr. Keefe is a certified public accountant and holds a B.A. in business administration from Georgia State University.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  All of the current Directors attended at least 75 percent of the aggregate of all Board of Directors meetings and committee meetings (of which such Directors were members) during the fiscal year ended December 31, 1997, that were held during the period he served on the Board and/or committee. Michael R. Hogan became a Director in May 1997 and attended all of the meetings held after his appointment. There were four Board of Directors meetings held during the fiscal year ended December 31, 1997.

  The Board of Directors has two standing committees: an Audit Committee and a Compensation Committee. The Audit Committee has general responsibility for supervision of financial controls as well as accounting and audit activities of the Company. The Audit Committee annually reviews the qualifications of the Company's independent certified public accountants, makes recommendations to the Board of Directors concerning the selection of the accountants, and reviews the planning, fees, and results of the accountants' audit. The Compensation Committee has the authority to (i) administer the

Company's stock option plan, including the selection of optionees and the timing of option grants, and (ii) review and monitor key employee compensation and benefits policies and administer the Company's management compensation plans. The current members of the Audit Committee are Jeffrey J. Collinson, David L. Steffy, and Michael Hogan. The current members of the Compensation Committee are David L. Steffy, Dr. Wilfred E. Jaeger, and Dr. James B. Tananbaum.

Compensation of Directors

  All non-employee Directors are entitled to elect to receive cash compensation for their services or to be paid in stock options pursuant to the Intensiva HealthCare Corporation Directors Stock Option Plan ("Directors Plan"). Directors who elect cash compensation are paid $2,500 for each board meeting attended. Directors who elect to be compensated under the Directors Plan are entitled to receive options to acquire 10,000 shares of the Common Stock in lieu of cash compensation, which vest and become immediately exercisable 25% after six months' service, and monthly thereafter over the next 24 months. The exercise price of options granted under the Directors Plan is the fair market value of shares of the Company's common stock on the date such options were granted. Notwithstanding the foregoing, if at any time a director who holds options under the plan ceases to be a member of the Company's Board of Directors, any options granted to such person which have not become exercisable prior to the time such person ceases being a director shall immediately terminate and be null and void. Directors who elect to be compensated under the Directors Plan must participate in such plan for a period of at least two years.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth for the years ended December 31, 1997, 1996, and 1995 the compensation paid by the Company to Mr. Cross, the Company's President and Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") who earned salary and bonuses in excess of $100,000 during 1997 for all services rendered in all capacities in which they served:

                                  ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                          --------------------------------------  -------------------------------------------
                                                                  RESTRICTED
        NAME AND                                    OTHER ANNUAL    STOCK    OPTIONS   LTIP      ALL OTHER
   PRINCIPAL POSITION     YEAR  SALARY   BONUS      COMPENSATION   AWARD(S)  (SHARES) PAYOUTS COMPENSATION(1)
   ------------------     ----  ------  --------    ------------  ---------- -------- ------- ---------------
David W. Cross            1997 $182,798 $125,490           --         --         --      --          --
President and Chief
Executive Officer
                          1996 $178,142 $ 91,740           --         --         --      --          --
                          1995 $125,000 $ 93,750      $  7,800        --      33,000     --          --
John R. Lewis             1997 $147,901 $110,499           --         --         --      --          --
Executive Vice President
and Chief Operating
Officer
                          1996 $142,775 $ 73,260           --         --         --      --          --
                          1995 $100,000 $ 75,000      $  7,800        --      33,000     --          --
John P. Keefe             1997 $135,000 $ 70,000           --         --      50,000     --          --
Chief Financial Officer
                          1996 $138,058 $ 60,000           --         --         --      --          --
                          1995 $ 70,000 $ 50,765(1)        --         --     107,800     --          --
Anthony J. Torrente       1997 $ 99,985      --       $ 96,065(2)     --         --      --          --
Executive Vice
President, Business
Development
                          1996 $ 93,171      --       $232,000(2)     --         --      --          --
                          1995 $ 90,000      --       $ 46,250(2)     --     100,100     --          --
James D. Pomeroy          1997 $ 90,000      --       $200,500(2)     --         --      --          --
Vice President, Business
Development
                          1996 $ 92,019      --       $100,000(2)     --         --      --          --
                          1995 $ 86,250      --       $    --         --      80,850     --          --

--------
(1) Includes a relocation bonus payment of $36,765. In connection with Mr. Keefe's relocation to St. Louis, the Company loaned Mr. Keefe $154,000, without interest, for a bridge loan on his St. Louis home until his prior home was sold. The loan was secured by deeds of trust on both homes and was repaid in full upon sale of his prior home which occurred prior to December 31, 1995.
(2) The dollar amount represents commissions earned during the fiscal years indicated.

                           OPTION GRANTS DURING 1997

  The following tables set forth, with respect to the Company's Chief Executive Officer and the Named Executive Officers, certain information about option grants and exercises in the fiscal year ended December 31, 1997. The Company has not granted any stock appreciation rights.

            Option Grants in the Fiscal Year Ended December 31, 1997

                                               PERCENTAGE OF TOTAL
                               NUMBER OF         OPTIONS GRANTED
                         SECURITIES UNDERLYING    TO EMPLOYEES     EXERCISE PRICE EXPIRATION
NAME                        OPTIONS GRANTED      IN FISCAL YEAR     (PER SHARE)      DATE
----                     --------------------- ------------------- -------------- ----------
David W. Cross..........           --                   --               --            --
John R. Lewis...........           --                   --               --            --
John P. Keefe...........        50,000                56.18%           $7.00        9/5/07
Anthony J. Torrente.....           --                   --               --            --
James D. Pomeroy........           --                   --               --            --

     Aggregate Option Exercises in the Fiscal Year Ended December 31, 1997
                       and Fiscal Year End Option Values

                                                                                          VALUE OF
                                                                NUMBER OF                UNEXERCISED
                                                           UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                         SHARES ACQUIRED                   AT FISCAL YEAR END        AT FISCAL YEAR END
          NAME             ON EXERCISE   VALUE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           --------------- -------------- ------------------------- -------------------------
David W. Cross..........        --             --             13,200/19,800           $ 97,944/$146,916
John R. Lewis...........        --             --             13,200/19,800           $ 97,944/$146,916
John P. Keefe...........        --             --            52,103/105,697           $386,604/$438,271
Anthony J. Torrente.....        --             --             56,530/43,570           $419,453/$323,289
James D. Pomeroy........        --             --             51,205/29,645           $379,941/$219,966

MATERIAL CONTRACTS AND AGREEMENTS WITH EXECUTIVE OFFICERS

  The Company has entered into employment agreements with each of Messrs. Cross, Lewis, and Keefe, all of which expire in 2001. All such agreements provide for discretionary bonuses. Pursuant to Messrs. Cross' and Lewis' employment agreements certain notes made by each of them and acquired by the Company from RehabCare Group, Inc. were forgiven on September 22, 1997. All such agreements provide for severance benefits if the Company terminates employment without cause (as defined in the agreements). Such severance benefits are equal to one year's salary in the case of Messrs. Lewis and Keefe, and two years' salary in the case of Mr. Cross. All of the agreements provide that the employee will not compete with the Company for twelve months following termination of employment.

COMPENSATION COMMITTEE REPORT

  The purpose of a compensation committee is to consider the levels and components of executive compensation relative to those generally available in its marketplace in the context of the overall long-term objectives of the Company and its stockholders. By maintaining appropriate balance in these factors, the Compensation Committee believes that it will be most effective in attracting and retaining well-qualified executives who will be capable of contributing to the success of the Company.

  The paramount objective of the Company is building the long-term value of the stockholders' investment within the framework of operating the Company in a safe and sound manner. This is accomplished by achieving substantial improvements and consistency in earnings and strengthening the Company's presence in new markets. Consequently, the compensation of executives should be structured to attract individuals capable of contributing to the achievement of these objectives and to align the welfare of those individuals with that of the stockholders.

  The Compensation Committee periodically reviews the various components of the Company's executive compensation programs as outlined below:

  Base Salary. In determining the appropriate base salaries of its executive officers, the Compensation Committee evaluates the performance of the Company, considering general business and industry conditions, among other factors, and the contributions of specific executives toward that performance. The Compensation Committee also evaluates each officer's areas of responsibility and the Company's performance in those areas. Finally, the Compensation Committee considers the level of compensation paid to comparable executives by other companies of comparable size in its industry and marketplaces.

  Bonus. The Compensation Committee may elect to award bonuses to selected executive officers based largely upon the same criteria as the evaluations of base salaries, emphasizing the need to maintain competitive compensation packages and the desire to recognize outstanding performance by the officers.

  Stock Option Program. The Compensation Committee recognizes that one way to align the interests of the Company's senior employees with those of its stockholders is the encouragement of ownership of Company stock through stock options granted under its Employee Stock Option Plan. Under this plan, senior employees are eligible to receive stock options from time to time, giving them the right to purchase shares of Common Stock at a specified price in the future.

           COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

  There were no Compensation Committee interlocks or insiders participation during 1997.

                            SECTION 16(A) REPORTING

  Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and Executive Officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

  To the Company's knowledge, based solely on the Forms 3 (Initial Statement of Beneficial Ownership of Securities), Forms 4 (Statement of Changes in Beneficial Ownership), and Forms 5 (Annual Statement of Changes in Beneficial Ownership) filed with the Company, no persons failed to file any such form in a timely manner, except that Mr. Steffy filed a Form 4 for his May 1998 transactions on July 10, 1998.

                               PERFORMANCE GRAPH

  The Company has prepared a table comparing the yearly percentage change in stockholder return on the Company's Common Stock to the cumulative return on the S&P 500 and the companies that share the Company's four digit SIC code (the "Peer Group"). The table assumes a $100 investment in the Company, the S&P 500, and the Peer Group on October 11, 1996, and that all dividends paid have been reinvested.


                                        DOLLARS


                            INTENSIVA          SIC             S&P
                         HEALTHCARE CORP.   CODE INDEX      500 INDEX

         10/11/96             100.0           100.0           100.0


         12/31/96             164.6            96.1           106.25


         12/31/97             108.6            78.125         139.0


                    ASSUMES $100 INVESTED ON OCT. 11, 1998
                         ASSUMES DIVIDEND REINVESTED
                       FISCAL YEAR ENDING DEC. 31, 1997
                          ---------------------------


                                      I-15